ORAL AGREEMENT SUMMARY

The below is a summary of the oral agreements between Mr. Richbell and Fast Lane Acquisition, Inc. regarding expenses of the offering and an acquisition.

Mr. Richbell has agreed to pay all the expenses of the offering estimated at $11,507.13 and has in fact paid most of those fees prior to the filing of this prospectus. Mr. Richbell has also agreed to pay all expenses of finding, doing due diligence and completing an acquisition. It is anticipated that these expenses will be between $15,000 and $20,000.